Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entities

Subsidiaries	Place of Incorporation
YX International Holding Ltd.	British Virgin Islands
YX Services Limited	Hong Kong
Zhuhai Yong Xiong Information Technology Services Co., Ltd.	PRC
Hunan Yong Xiong Information Technology Services Co., Ltd.	PRC
Shanghai Yong Xiong Information Technology Services Co., Ltd.	PRC
Hunan Yong Xiong Intelligence Technology Co., Ltd.	PRC

Variable interest entities and their subsidiaries:
Yong Xiong Group	PRC
Shanghai Wei Xin Enterprise Management Co., Ltd.	PRC
Changchun Yong Xiong Business Consulting Co., Ltd.	PRC
Fuzhou Wei Xiong Enterprise Credit Service Co., Ltd.	PRC
Tianjin Yong Xiong Corporate Management Consulting Co., Ltd.	PRC
Hunan Weicheng Credit Risk Management Co., Ltd.	PRC
Changsha Yubang Software Development Co., Ltd.	PRC
Wenzhou Yong Xiong Credit Management Co., Ltd.	PRC